UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of November, 2008

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.
Corporate Taxpayer ID (CNPJ/MF) 04.032.433/0001-80
Company Registry (NIRE) 33.300.275410
Publicly Held Company

NOTICE TO THE MARKET

Contax launches IT company to enter new markets
TODO begins operations with a leading position in the industry of IT Services for contact centers

Rio de Janeiro, November 14, 2008 – TNL Contax is transforming its Technology Department into a subsidiary. Created under the name TODO BPO e Soluções em Tecnologia S.A, the new company begins operations already as a leader in IT services for contact centers since it will start operations by providing services to Contax, its parent company and the largest contact center company in Brazil. “With the creation of TODO, Contax will expand its service offerings to contact centers in the IT area”, says Contax’s CEO, James Meaney. “TODO will take advantage of all the expertise gained in recent years by Contax’s Technology Department”.

According to Meaney, Contax decided to create a new company to maintain its focus on excellence in providing contact center services. The transformation of the Technology Department into a subsidiary repeats the move made by Contax in 2000, when it ceased to be a department in Telemar, a telephony operator, to become the leader in its sector.

Contax will initially invest R$ 10 million in TODO, which will be headquartered in the city of São Paulo, and will have approximately 1,000 employees by the end of 2009. Alessandro Goulart, former CEO of Softway Contact Center, was chosen to head TODO. “In the beginning, TODO’s focus will be on serving Contax”, Mr. Goulart says. “After that, we will have a structure dedicated to Contax, but will also offer technology solutions to other clients”, he adds.

Being a BPO company focused on technology, TODO will offer its clients IT management services, initially IT management of call centers, collection and/or telesales in both internal operations of companies and in outsourcing. “We believe that focus is one of our differentials, and IT management of contact centers is in our DNA”, Mr. Goulart points out.

Besides allowing Contax to explore a new market niche, the creation of TODO will impact the IT area of the parent company itself. “Investments in training and technological infrastructure will be increased, which will result in better services for Contax and its clients”, Mr. Goulart says. The subsidiary’s Executive Board will consist of Mr. Goulart, Mr. Wanderley Campos (former CEO of MOVE CRM) and Mauricélio Lauand (former chief technology officer at TAM), all of whom have vast experience in the sector.

About Contax:
Created in 2000, TNL Contax is Brazil’s largest contact center company, with 24 call center units in seven states, with 69,000 employees in more than 30,000 workstations. Its 59 clients include Brazil’s largest banks, the largest telephone company and the largest pay TV company. The company earned revenues of more than R$ 1.3 billion last year.

Rio de Janeiro, November 14, 2008.

Michel Neves Sarkis
Chief Financial and Investor Relations Officer
Contax Participações S/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2008

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.